Caledonia announces the signing of two further Cobalt Sales Agreements

Toronto, Ontario – March 11, 2008:  Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) is pleased to announce its wholly owned subsidiary company Caledonia Nama Limited (“Nama”) has signed two more cobalt off-take agreements with large Chinese refiners.  This now brings Nama’s contractual commitments for the Nama Cobalt Project between 2009 and 2013 to a total of 35,560 tonnes (+/-10% at Nama’s option) of cobalt metal equivalent.

Under the terms of these two new agreements Nama will supply a minimum of 16,560 tonnes of cobalt metal equivalent, in the form of cobalt hydroxide, from the Nama Cobalt Project from 2009 until 2013. These agreements, in common with the first agreement announced on January 29, 2008, specify that the price shall be based on the published monthly average quotation for Cobalt low grade on the London Metal Bulletin and contain a guaranteed “Take or Pay” minimum cobalt price of US$12/lb.

The Nama Cobalt Project is located in Northern Zambia.  Nama plans to commence mining Anomalies “A” and “C” using open pit mining methods, pre-concentration and conventional cobalt extractive technology.  Detailed mine planning is underway and the Company expects to commence operations in early 2009.

Commenting on the announcement Stefan Hayden, President and CEO, said “The completion of the three long term supply contracts provides a solid underpin of the initial planned production capacity at Nama. In the context of current spot prices for cobalt of US$48/lb and the floor price of US$12/lb, these contracts represent substantial value. The signing of these two additional contracts further demonstrates the strong demand for cobalt in China and confirms the attractiveness of the Nama Project, as a primary cobalt producer, to refiners. Caledonia continues to progress the Nama Project towards production as rapidly as possible.”

Negotiations on additional contracts are continuing and will be announced once finally concluded.

For more information, please contact:

Stefan Hayden, President & CEO

Alex Buck

Andrew Smith

Caledonia Mining

BuckBias

RBC Capital Markets

Tel: +27 11 447 2499

Tel: +44 7932 740 452

Tel: +44 20 7029 7882

Further information regarding Caledonia’s exploration activities and operations along with its latest financials may be found at www.caledoniamining.com